UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CONTANGO ORE, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	27-3431051
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3700 Buffalo Speedway, Suite 925 Houston, Texas	77098
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None.	None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Series A-1 Junior Participating Preferred Stock Purchase Rights, par value $0.01 per share

Item 1.	Description of Registrant’s Securities to be Registered.

On September 23, 2020, the Board of Directors (the “Board”) of Contango ORE, Inc., a Delaware corporation (the “Company”) declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”). The dividend will be paid to the stockholders of record at the close of business October 5, 2020 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth (subject to adjustment) of one share of Series A-1 Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $100, subject to certain adjustments (as adjusted from time to time, the “Exercise Price”). The description and terms of the Rights are set forth in the Rights Agreement, dated as of September 23, 2020 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

Subject to certain exceptions, the Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth (10th) business day after a public announcement or filing (A) that a person has, or group of affiliated or associated persons have, become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of eighteen percent (18%) or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions, or (B) that discloses information which reveals the existence of an Acquiring Person or (ii) the close of business on the tenth (10th) business day after the commencement by any person of, or the first public announcement of the intention of any person to commence, a tender offer or exchange offer or other transaction, the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”).  Certain interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Common Stock are directly or indirectly held by counterparties to the derivatives contracts or their affiliates or associates.

No person that, together with all affiliates and associates of such person, is the beneficial owner of Common Stock representing less than twenty percent (20%) of the Common Stock then outstanding, and which is entitled to file, and files, a statement on Schedule 13G (“Schedule 13G”) pursuant to Rule 13d-1(b) of the General Rules and Regulations under the Exchange Act, as in effect at the time of the public announcement of the declaration of the Rights with respect to the Common Stock beneficially owned by such person (a “13G Investor”), shall be deemed to be an “Acquiring Person”; provided, that a person who was a 13G Investor shall no longer be a 13G Investor if it either (i) files a statement on Schedule 13D pursuant to Rule 13d-1(a), 13d-1(e), 13d-1(f) or 13d-1(g) of the General Rules and Regulations under the Exchange Act or (ii) becomes no longer entitled to file a statement on Schedule 13G pursuant to Rule 13d-1(b) (the earlier to occur of (i) and (ii), the “13D Event”), and such person shall be an Acquiring Person if it is the beneficial owner (together with all affiliates and associates) of eighteen percent (18%) or more of the Common Stock then outstanding at any point from and after the time of the 13D Event; provided, however, such person shall not be an Acquiring Person if (i) on the first Business Day (as defined in the Rights Agreement) after the 13D Event such person notifies the Company of its intent to reduce its beneficial ownership to below eighteen percent (18%) as promptly as practicable and (ii) such person reduces its beneficial ownership (together with all affiliates and associates of such person) to below eighteen percent (18%) of the Common Stock then outstanding as promptly as practicable (but in any event not later than ten (10) days after such 13D Event); provided, further that such person shall become an “Acquiring Person” if after reducing its beneficial ownership to below eighteen percent (18%), it subsequently becomes the beneficial owner of eighteen percent (18%) or more of the Common Stock then outstanding or if, prior to reducing its beneficial ownership to below eighteen percent (18%), it increases (or makes any offer or takes any other action that would increase) its beneficial ownership of the then-outstanding Common Stock above the lowest beneficial ownership of such person at any time during such ten-day period.

With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof, and not by separate Rights Certificates, as described further below. With respect to book entry shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock. Until the earlier of the Distribution Date and the Expiration Date (as defined below), the transfer of any shares of Common Stock outstanding on the Record Date will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such Right Certificates alone will evidence the Rights.

The Rights, which are not exercisable until the Distribution Date, will expire prior to the earliest of (i) the close of business on September 22, 2021 unless extended prior to expiration; (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; and (iv) the time at which the Rights are terminated upon the occurrence of certain transactions (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).

Each share of Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) one thousand (1,000) times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, in each case, paid to holders of Common Stock during such period. Each share of Preferred Stock will entitle the holder thereof to one thousand (1,000) votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive one thousand (1,000) times the amount received per one share of Common Stock.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandths of a Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the Exercise Price.

In the event that, after a person or a group of persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, of fifty percent (50%) or more of the Company’s assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current Exercise Price of the Right, that number of shares of common stock of the acquiring company having a market value at the time of that transaction equal to two times the then-current Exercise Price.

With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the trading day immediately prior to the date of exercise.

At any time after any person or group of persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board, at its option, may exchange each Right (other than Rights owned by such person or group of persons which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustment).

At any time before the Distribution Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

Immediately upon the action of the Board electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price for each Right held.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

For so long as the Rights are then redeemable, the Board may amend or supplement the Rights Agreement, except with respect to the Redemption Price, without the approval of any holders of Rights. After the Rights are no longer redeemable, the Board may, without the approval of any holders of Rights, amend or supplement the Rights Agreement, except with respect to the Redemption Price, in any manner that would not adversely affect the interests of the holders of Rights (other than holders of Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.	Exhibits.

3.1
Certificate of Incorporation of Contango ORE, Inc. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form 10, as filed with the Securities and Exchange Commission on November 26, 2010).

3.2
Bylaws of Contango ORE, Inc. (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 2 to the Company’s Registration Statement on Form 10, as filed with the Securities and Exchange Commission on November 26, 2010).

3.3
Certificate of Designations of Series A-1 Junior Participating Preferred Stock of Contango ORE, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2020).

4.1
Rights Agreement, dated as of September 23, 2020, between Contango ORE, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2020).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CONTANGO ORE, INC.

By: /s/ Leah Gaines
Leah Gaines
Vice President and Chief Financial Officer

Dated: September 24, 2020

EXHIBIT INDEX

Exhibit Number	Description

3.1
Certificate of Incorporation of Contango ORE, Inc. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form 10, as filed with the Securities and Exchange Commission on November 26, 2010).

3.2
Bylaws of Contango ORE, Inc. (incorporated herein by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s Registration Statement on Form 10, as filed with the Securities and Exchange Commission on November 26, 2010).

3.3
Certificate of Designations of Series A-1 Junior Participating Preferred Stock of Contango ORE, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2020).

4.1
Rights Agreement, dated as of September 23, 2020, between Contango ORE, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2020).